

Sab Kanaujia (He/Him) · 3rd

Building the future of preventive medicine

Talks about #mentalheath, ##biomarker, #digitalhealth, #anxietytherapy, and #entrepreneurship

New York City Metropolitan Area · **Contact info**

2,269 followers · **500+** connections

 Followed by 1 connection: Tzakhi Freedman

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Mindwell Labs, Inc.

Indian Institute of Technology, Kanpur

Featured

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> Excited and humbled to be honored with the Top 50 Healthcare Companies award by IFAH. Thank you to our amazing team. 👏
> We're just getting started. We plan to lead the **#MentalHealthTechSaaS** revolution that will transform the $13Tr global healthcare, wellne...
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> 😀👍❤️ 20   5 comments

Activity

2,269 followers

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Sab Kanaujia reshared a post · 1mo

Our community funding campaign is now live. We're providing an opportunity for everyone to economically gain from our success. As we together fix our global mental health epidemic. And build the future of prev ...show more

> **Invest in 🧠 Mindwell Labs: Track and manage your anxiety in real-time**
> wefunder.com · 3 min read

👍 12   1 comment

Sab Kanaujia reshared a post · 1mo

Thank you to our team, advisors and friends for all of their help 👏We're only getting started! 🚀

😀👏 10   1 comment

Sab Kanaujia posted this · 2mo

A big boost for prescription digital therapeutics (**#PDT**) with the introduction of a bipartisan bill in the US Congress to expand Medicare's coverage for PDTs. Evidence that software can "heal" is there. Plus, ...show more

> **SHAHEEN** Senators Shaheen, Capito, Reps. McKinley, Thompson Introduce Bipartisan Access to Prescripti...
> shaheen.senate.gov · 4 min read

👍 2

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About

Entrepreneur, digital media executive and product strategist with a proven track record.

Two decades of global experience with Fortune 200 firms and disruptive startups in US, Europe, Asia and Latin America. Launched several path-breaking digital ventures and played a key role in the digital disruptio ...see more

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Experience


Co-Founder & CEO
Mindwell Labs, Inc. · Full-time
Jan 2019 - Present · 3 yrs 6 mos
Greater New York City Area

We're building the future of preventive medicine...as we unlock human potential by improving our mental health using objective data and measurement. With our GTM focus on anxiety, the #1 mental ...see more


Managing Partner
Dia Ventures
Jan 2014 - Present · 8 yrs 6 mos
Greater New York City Area

Empowering legacy industry entrepreneurs to transform their industries with the proven digital playbook that transformed the media industry. Primary focus: Healthcare. ...see more

Senior Advisor, Digital Innovation
Government of India
Oct 2013 - Present · 8 yrs 9 mos


Advisor
NODE Health

NODE.Health
Jan 2017 - Present · 5 yrs 6 mos
Greater New York City Area

A growing consortium of 30+ U.S. health systems with the mission to combine the rigor of evidence-based medicine with emerging healthcare technologies to help create evidence-based digital medicine.

 **Board Advisor**
Evergent, Inc.
Jul 2013 - Present · 9 yrs
Palo Alto, CA

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Education

 **Indian Institute of Technology, Kanpur**
B.Tech. (BSE)

 **University of Michigan - Stephen M. Ross School of Business**
Executive Education Program. Short-term advanced managerial training sponsored by AlliedSignal (now part of Honeywell International) for the company's leadership development program for high- ...see more

 **University of Maryland - Robert H. Smith School of Business**
MBA, General Management & Finance

* Awarded merit-based scholarship covering 100% of tuition & living cost. Graduated with honors.

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Volunteering

 **Advisor**
Tibet House US
Jun 2015 - Present · 7 yrs 1 mo
Arts and Culture

 **Senior Advisor**
American India Foundation
Disaster and Humanitarian Relief

Skills

Strategic Partnerships

 Endorsed by Jonathan Vlassopulos and 9 others who are highly skilled at this

 Endorsed by 2 colleagues at Evergent, Inc.

53 endorsements

Start-ups

 Endorsed by Victoria Silchenko, PhD and 10 others who are highly skilled at this

AOL Endorsed by 3 colleagues at AOL

39 endorsements

Strategy

Endorsed by Alan Gilbert, MPA and 2 others who are highly skilled at this

AOL Endorsed by 2 colleagues at AOL

21 endorsements

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Recommendations

Received   Given

 **Blake Ian** · 2nd
CEO & Co-Founder @Tawkers / Owner @27OM / Artist & Talent Management @27 Productions
August 22, 2015, Blake worked with Sab on the same team

Sab's years of experience in technology, startups and consumer products has made him the perfect board member for Tawkers. As the CEO and Co-Founder I have reached to him countless times for direction on all areas including, product, user acquisition, bus dev and big picture strategy. When I reach he is available, and his insights have directly generated positive results for Tawkers!

 **Chris H.** · 3rd
Director - ActionHR
April 14, 2006, Chris worked with Sab on the same team

Sab is a smart, thoughtful professional who gets things done. He is calm and unflappable under fire, which I witnessed firsthand during a visit to a distribution partner as they peppered us with tough questions. If there were an award for smoothness and relationship-building with partners he would get the gold. It was a pleasure to work with him.

Languages

English
Native or bilingual proficiency

Hindi
Native or bilingual proficiency

Organizations

The Indus Entrepreneurs (TiE), Silicon Valley
Charter Member · Jul 2004 - Present

American India Foundation (AIF)
Senior Advisor · Apr 2003 - Present

Causes

Children · Civil Rights and Social Action · Economic Empowerment · Education · Environment · Health · Human Rights · Disaster and Humanitarian Relief · Poverty Alleviation · Science and Technology · Social Services

Interests

Influencers   Companies   Groups   Schools

Geoffrey Garrett  · 2nd
Dean at University of Southern California - Marshall School of Business
443,211 followers

Reid Hoffman · 2nd
Entrepreneur. Product and Business Strategist. Investor. Podcaster.
2,611,299 followers

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